
07005155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Capital Advisors L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Dexter Avenue North #100
(No. and Street)

Seattle (City) WA (State) 98109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Troy Hartzell 206-676-3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Bunday Berman Britton, PS
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, #240 (Address) Bellevue (City) WA (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy Hartzell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Capital Advisors, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

President, Managing Partner

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS

FOR YEAR ENDED
DECEMBER 31, 2006
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

March 18, 2007

To the Members
Evolution Capital Advisors L.L.C.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Evolution Capital Advisors L.L.C. as of December 31, 2006, and the related statements of earnings, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evolution Capital Advisors L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1922
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
Cash	$37,338
Receivable from customers	43,150
Prepaid expenses and other assets	3,813
Total assets	$84,301
LIABILITIES	
Accounts payable	$7,254
Total liabilities	7,254
MEMBERS' EQUITY	77,047
Total liabilities and members' equity	$84,301

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Consulting and other income	$92,500
Total revenues	92,500
EXPENSES	
Professional fees	21,524
Member compensation	18,500
Occupancy	11,563
Communications and data processing	6,668
Other expenses	17,508
Total expenses	75,763
Net income	$16,737

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital contributed	Retained Earnings (Deficit)	Total
Balance - January 1, 2006	$62,000	($11,690)	$50,310
Capital contributed	10,000		10,000
Net earnings		16,737	16,737
Balance - December 31, 2006	$72,000	$5,047	$77,047

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net earnings	$16,737
Adjustments to reconcile net earnings to net cash used in operating activities	
Changes in operating assets and liabilities:	
Accounts receivable	(43,150)
Prepaid expenses and other assets	(3,813)
Accounts payable	7,254
Net cash used in operating activities	(22,972)
Cash flows from financing activities	
Capital contribution	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(12,972)
Cash at beginning of year	50,310
Cash at end of year	$37,338

The accompanying notes are an integral part of these financial statements.

EVOLUTION CAPITAL ADVISORS L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Evolution Capital Advisors L.L.C., (the Company) was formed on September 14, 2005 (date of inception) for the principal purpose of providing investment banking advisory services targeted at serving entrepreneurial stage technology firms in the western U.S. and Canada. Evolution provides corporate finance services including serving as a placement agent for issuers seeking early institutional capital financing and as an advisor on sell-side mergers and acquisition transactions. The Company is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company began planned principal operations during 2006 and as such has a limited operating history. As a result, revenues and accounts receivable are concentrated in a limited number of customers. The Company operates from its office in Seattle, Washington.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed, the income is fixed and determinable and collectibility is reasonably assured.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which may include discounts for required holding periods or other factors.

NOTE 1 – continued:

Income Taxes

The Company is a limited liability company that is treated as a partnership for federal income tax purposes, and therefore pays no federal income taxes. The profits and losses of the Company are allocated to its members and included on the members' tax returns.

Use of Estimates –

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, valuation of fees received in equity securities of its clients, and the allowance for doubtful accounts.

NOTE 2 - LLC AGREEMENT

The Company was formed as a limited liability company under the laws of the State of Washington and it has a perpetual term. The liability of its members is limited to the extent allowed by law.

The Company is authorized to issue one or more classes of units of limited liability company interest (Units) with specific rights, privileges, preferences and interests as designated by the Board at the time of issuance. Distributions from operations will be made quarterly to members first based on Client Net Cash Flow, as defined in the operating agreement, and then in proportion to their respective Units. Distributions will be made annually in an amount equal to the tax obligations arising from the Company's activities. In all cases, distributions are subject to available cash as determined by of the Board.

NOTE 3 – RECEIVABLE FROM CUSTOMERS

Accounts receivable from customers represents amounts due for consulting services. Invoices are generally due within 30 days, do not accrue interest and are uncollateralized. The Company utilizes the reserve method of accounting for doubtful accounts. As of December 31, 2006, no allowance for uncollectible accounts was considered necessary by management.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which prohibits the Company from engaging in any security transactions at a time when its ratio of "aggregate indebtedness" to "net capital" exceeds 15 to 1, or the minimum "net capital" requirement is not met, as those terms are defined by the rule. During 2006, the Company was required to maintain minimum net capital of $5,000. As of December 31, 2006, the Company had net capital of $30,079, which was $25,079 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1 as of December 31, 2006.

NOTE 5 - LEASE COMMITMENTS

The Company operates from leased premises. The lease expires in June 2007 and requires monthly payments of base rent in the amount of $1,046, plus other expenses. Rental expense for the year ended December 31, 2006 was $8,746.

As of December 31, 2006, minimum annual future non-cancelable rental commitments total $6,276 for the year ending December 31, 2007.

EVOLUTION CAPITAL ADVISORS L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregate Indebtedness	
Total liabilities	$7,254
Aggregate indebtedness	$7,254
Net Capital	
Member's equity	77,047
Nonallowable assets:	
Other assets	(46,963)
Net capital	$30,084
Computation of Basic Net Capital Requirement	
Minimum net capital required	$5,000
Excess net capital	$25,084
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$29,359
Ratio of aggregate indebtedness to net capital	0.24 to 1

Note: The computation of net capital under SEC Rule 15c3-1 for the quarters ended March 31, June 30, September 30 and December 31, 2006 computed by Evolution Capital Advisors LLC in its unaudited Forms X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation of Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

March 18, 2007

To the Members
Evolution Capital Advisors L.L.C.

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Evolution Capital Advisors L.L.C for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or obtain or maintain physical possession or control of all fully paid and excess margin securities of customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1922
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

END